August 25, 2023

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Robert Shapiro
Doug Jones
Nicholas Nalbantian
Erin Jaskot

Re:	Haoxi Health Technology Ltd
Amendment No. 3 to Draft Registration Statement on Form F-1
Submitted July 28, 2023
CIK No. 0001954594

Ladies and Gentlemen:

This letter (“Letter”) is in response to the letter dated August 8, 2023 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Haoxi Health Technology Ltd (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Registration Statement on Form F-1 (the “F-1”) is being filed to accompany this letter.

Amendment No. 3 to Draft Registration Statement on Form F-1 Submitted July 28, 2023

Cover Page

1.	We note your response to comment 1 and reissue. You disclose in your registration statement that none of your subsidiaries have made, and you do not anticipate any, cash dividends to be paid in the foreseeable future. However, you also disclose on pages 5 and 29 that you “rely to a significant extent on dividends and other distributions on equity paid by our Haoxi Beijing” to fund the Company. Please clarify your disclosure to explain the inconsistency of how you have not received, and have no plans to receive, any dividends from your subsidiaries, while you also rely on these dividends to fund your enterprise.

Response: In response to the Staff’s comment, we confirm that none of the Company’s subsidiaries have made any dividends to the Company as of the date of this Letter. We do not anticipate cash dividends to be paid in the near future either. However, we may need dividends and other distributions on equity from Haoxi Beijing to satisfy our liquidity requirements in the future. Any limitation on the ability of Haoxi Beijing to transfer cash out of China and/or make remittances to pay dividends to us could limit our ability to access cash generated by the operations of Haoxi Beijing. We have revised the relevant disclosures on pages 5 and 29 of the F-1 accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

For Six Months Ended December 31, 2021 and 2022

Revenue, page 68

2.	We note your revised disclosures in response to comment 2 that added the change in the number of customers. It is not clear how this contributes to the increase in the average revenue per advertiser for the interim and annual periods. Please explain. Also, disclose as appropriate the extent the increase in the average revenue per advertiser for these periods relative to the corresponding prior year periods is attributable to the impact of changes in price or volume/amount of services sold, introduction of new services or other factors. If a factor is the mix of clients for which prices vary due to the nature of clients served and/or services provided, disclose this and its extent, and describe how prices vary by the nature of clients served and services provided. Further, clarify how your stated relationship with Ocean Engine and ByteDance impacted your average revenue per advertiser.

Response:

In response to the Staff’s comment, we have revised the disclosure on pages 68 and 77 to explain how the change in the number of customers contributes to the increase in the average revenue per advertiser for the interim and annual periods.

Furthermore, we would like to respectfully clarify that the relationship with Ocean Engine and ByteDance did not impact our revenue per advertiser, rather, such relationship reduced our average bidding cost to generate each click-through, for the six months ended December 31, 2022. Because we can procure our advertisement resources from ByteDance’s media platforms directly, rather than through third-party agents. ByteDance owns numerous popular media platforms in China, such as Douyin, Toutiao, and Xigua Video. For the six months ended December 31, 2022, approximately 95% of the ads we placed for our advertiser customers were through ByteDance’s media platforms. The purchase amount of Haoxi Beijing’s transactions with Ocean Engine accounted for 86% of its total purchases for the six months ended December 31, 2022. Therefore, our average bidding cost to generate each click-through has been reduced for the six months ended December 31, 2022. We have revised our disclosure on page 68 accordingly.

3.	We note your response to comment 3. However, it is not clear why you have a decrease in the number of customers from 242 at June 30, 2022 to 183 at December 31, 2023 when you disclose on pages 10, 43 and 67 more people have opted to use various online services since the beginning of the COVID-19 pandemic. Please clarify this in your disclosure and disclose the reason for the decrease between these points in time. Additionally, explain to us why the number of customers at June 30, 2022 is not comparable to the number of customers at December 31, 2022 as stated in your response. You also state in your response the decline in average revenue per customer during the six months ended December 31, 2022 compared to that for each of the preceding annual periods is mainly due to lower average customer expenditure during the second half 2022, as the economy slowed down during the pandemic. It appears you should disclose this, and in doing so clarify the time period represented by “during the pandemic” as it appears all of your reported periods have been impacted by COVID-19.

Response: We would like to respectfully clarify that the number of customers for the fiscal year ended June 30, 2022 was 243, as disclosed on pages 3, 77, 85, and 95 of Amendment No. 3 to Draft Registration Statement on Form F-1 Submitted July 28, 2023, instead of 242, as in the Staff’s comment. The number of customers of 183 represented the number of advertiser customers for the six months December 31, 2022, instead of 2023.

We further respectfully advise the Staff that the numbers of customers of 243 and 183 refer to the total numbers of advertiser customers that Haoxi Beijing served during the 12 months ended June 30, 2022 and during the six months ended December 31, 2022, respectively, instead of the numbers at June 30, 2022, or December 31, 2022. In addition, the lengths of the reporting periods are different. Therefore, we do not think the numbers of customers of 243 and 183 are comparable.

In response to the Staff’s comment, we revised the disclosures on pages 10, 43, 67, and F-47 of the F-1 to clarify that the COVID-19 pandemic resurgence has affected the operating entity’s business operations in the second half of 2022 in the following manner. It had lower average revenue per customer during the six months ended December 31, 2022 compared to that for the fiscal years ended June 30, 2022 and 2021. This was because the economy in China slowed down when large-scale COVID-19 resurgences happened in multiple metropolitan areas of China and restrictive measures were widely taken, during which time, the average customer expenditure was reduced. However, because more people opted to use various online services since the beginning of the COVID-19 pandemic, there was an increase in the number of the operating entity’s advertiser customers for the six months ended December 31, 2022 compared to that for the six months ended December 31, 2021.

In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Zhen Fan
Name:	Zhen Fan
Title:	Chief Executive Officer and Director

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC

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